Biogen Inc.

225 Binney Street

Cambridge, Massachusetts 02142

May 24, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Biogen Inc.

Registration Statement on Form S-4

File No. 333-265023

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Biogen Inc. hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-265023) so that it may become effective at 4:00 p.m. Eastern time on May 26, 2022, or as soon thereafter as practicable.

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Very truly yours,

Biogen Inc.

By:	/s/ Michael Dambach

Name:	Michael Dambach
Title:	Vice President and Treasurer